Amendment to the By-Laws
                                       of
                Warburg, Pincus U.S. Core Fixed Income Fund, Inc.

Pursuant to Article VIII of the By-Laws of Warburg, Pincus U.S. Core Fixed Income Fund, Inc., the name has changed to Credit Suisse Institutional U.S. Core Fixed Income Fund, Inc.

Dated the 11th day of May, 2000